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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2000

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                                      AXA

                (Translation of registrant's name into English)

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                              25, AVENUE MATIGNON
                              75008 PARIS, FRANCE

                    (address of principal executive offices)

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    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F _X_    Form 40-F ____

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

    Yes ____    No _X_

    If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

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                           INCORPORATION BY REFERENCE

    The registrant's report on this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-4 (File No. 333-50438),
(ii) Registration Statement on Form F-3 (File No. 333-12956) and
(iii) Registration Statement on Form S-8 (File No. 333-12944).
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                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                       AXA
                                                       (REGISTRANT)

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                       Name: Gerard de La Martiniere
                                                       Title: Member of the Management Board
                                                            Group Executive President, Finance
                                                            Control and Strategy
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Date: December 26, 2000
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                                 EXHIBIT INDEX

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      EXHIBITS                                  DESCRIPTION
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          1             Press Release issued by AXA on December 22, 2000.
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